Exhibit 99.1

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2023	2024
	Note	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,657	$2,763
Short-term deposits		69,131	68,268
Restricted deposits		3,152	3,115
Prepaid expenses and other receivables		816	1,102

Total current assets		85,756	75,248

LONG-TERM ASSETS:
Long term prepaid expenses		471	437
Property and equipment, net		12,798	12,354
Right-of-use asset	3	8,363	8,009

Total long-term assets		21,632	20,800

Total assets		$107,388	$96,048

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2023	2024
	Note	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,566	$2,008
Other payables and accrued expenses		3,474	3,410
Current maturities of operating lease liabilities	3	1,062	1,038

Total current liabilities		7,102	6,456

LONG-TERM LIABILITIES:
Long-term loan	4	5,610	5,411
Warrants liability	5	3,597	4,055
Operating lease liabilities	3	6,604	6,109

Total long-term liabilities		15,811	15,575

Total liabilities		22,913	22,031

COMMITMENTS AND CONTINGENCIES	7

SHAREHOLDERS’ EQUITY:	8
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and June 30, 2024; Issued and outstanding: 69,670,612 and 69,924,154 shares as of December 31, 2023 and June 30, 2024, respectively		-	-
Additional paid-in capital		200,234	205,126
Accumulated deficit		(115,759)	(131,109)

Total shareholders’ equity		84,475	74,017

Total liabilities and shareholders’ equity		$107,388	$96,048

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
		2023	2024
	Note	Unaudited

Research and development, net		$12,261	$13,314

Marketing expenses		920	1,133

General and administrative		3,631	3,031

Total operating loss		16,812	17,478

Financial expenses (income), net	9	21	(2,132)

Loss before taxes on income		16,833	15,346

Tax on income		47	4

Net loss		16,880	15,350

Net comprehensive loss		$16,880	$15,350

Net loss per share, basic and diluted		$(0.24)	$(0.22)

Weighted-average shares used in computing net loss per share, basic and diluted		69,262,381	69,789,717

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity

Balances as of January 1, 2023	69,105,000	$-	$192,259	$(86,602)	$105,657

Issuance of ordinary shares upon exercise of warrants	67,897	-	-	-	-
Issuance of ordinary shares upon exercise of share options	2,500	-	2	-	2
Vesting of RSUs	197,738		-	-	-
Share-based compensation	-	-	3,784	-	3,784
Net loss	-	-	-	(16,880)	(16,880)

Balances as of June 30, 2023 (unaudited)	69,373,135	$-	$196,045	$(103,482)	$92,563

			Additional		Total
	Ordinary shares		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity

Balances as of January 1, 2024	69,670,612	$-	$200,234	$(115,759)	$84,475

Issuance of ordinary shares upon exercise of share options	22,602	-	25	-	25
Vesting of RSUs	230,940	-	-	-	-
Share-based compensation	-	-	4,867	-	4,867
Net loss	-	-	-	(15,350)	(15,350)

Balances as of June 30, 2024 (unaudited)	69,924,154	$-	$205,126	$(131,109)	$74,017

The accompanying notes are an integral part of the interim consolidated unaudited financial statements.

ALPHA TAU MEDICAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2024
	Unaudited
Cash flows from operating activities:

Net loss	$(16,880)	$(15,350)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	512	560
Share-based compensation	3,784	4,867
Non-cash financial expenses (income), net	509	(2,299)
Increase in prepaid expenses and other receivables	(601)	(286)
(Increase) decrease in long term prepaid expenses	(50)	34
Increase (decrease) in trade payables	366	(558)
Increase (decrease) in other payables and accrued expenses	535	(64)
Change in the fair value of Warrants Liabilities	2,164	458
Change in operating lease liabilities	(633)	(567)
Change in operating lease right-of-use assets	372	402

Net cash used in operating activities	(9,922)	(12,803)

Cash flows from investing activities:

Investment in short-term deposits	(98,431)	(29,500)
Proceeds from short-term deposits	103,995	32,482
Purchase of property and equipment	(590)	(116)

Net cash provided by investing activities	4,974	2,866

Cash flows from financing activities:

Proceeds from exercise of options	2	25

Net cash provided by financing activities	2	25

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(51)	18

Decrease in cash, cash equivalents and restricted cash	(4,997)	(9,894)
Cash, cash equivalents and restricted cash at beginning of period	6,686	12,657

Cash, cash equivalents and restricted cash at end of period	$1,689	$2,763

Supplemental disclosures of cash flow information:

Income tax payments	$13	$6

Interest received	$2,394	$242

Interest paid	$-	$154

Operating lease liabilities arising from obtaining right of use assets	$1,719	$48

The accompanying notes are an integral part of the interim consolidated financial statements.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Company description:

Alpha Tau Medical Ltd. (“the Company”) is an Israeli clinical-stage oncology therapeutics company that focuses on research, development and commercialization of Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) for the treatment of solid cancer. The Company was established in November 2015 and began its operations in January 2016, and shortly thereafter acquired the full rights to the Alpha DaRT technology from Althera Medical Ltd., (“Althera”), developed in 2003 at Tel Aviv University.

In August 2017 the Company established a fully owned subsidiary in the United States - “Alpha Tau Medical Inc.” (“ATM Inc”). ATM Inc began its activity in August 2018.

In January 2018 the Company established a subsidiary in Japan “Alpha Tau Medical KK” (hereafter: ATM KK). ATM KK began its activity in January 2018. Since July 2019, the Company holds 100% of ATM KK.

In July 2019, the Company established a fully owned subsidiary in Canada “Alpha Tau Medical Canada Inc.” (hereafter: ATM Canada Inc). ATM Canada Inc began its activity in March 2020.

b.	Merger with Healthcare Capital Corp:

On July 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Healthcare Capital Corp (“HCCC”), a Delaware corporation and special purpose acquisition company (“SPAC”), and Archery Merger Sub Inc., a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub merged with and into HCCC (the “Merger”). The Merger was consummated on March 7, 2022, with HCCC becoming a wholly-owned subsidiary of the Company and the Company became a Nasdaq listed publicly traded company on March 8, 2022.

In July 2022, HCCC was dissolved.

c.	The Company’s activities since inception have consisted of performing research and development activities. Successful completion of the Company’s development programs and, ultimately, the attainment of profitable operations is dependent on future events, including, among other things, its ability to secure financing; obtain further marketing approvals from regulatory authorities; access potential markets; and build a sustainable customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. The Company’s operations are funded by its shareholders and research and development grants and the Company intends to seek further financing as well as make applications for further research and development grants for continuing its operations. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur substantial losses over the next several years during its clinical development phase. To fully execute its business plan, the Company will need to complete registrational clinical studies and certain development activities as well as manufacture the required clinical and commercial products in its manufacturing plants. Further, the Company will seek further regulatory approvals prior to commercialization and the Company will need to establish sales, marketing and logistic infrastructures. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

As of June 30, 2024, the Company had cash, cash equivalents, short-term deposits and restricted deposits of $74,146. During the six months period ended June 30, 2024, the Company incurred a net loss of $15,350 and had negative cash flows from operating activities of $12,803. In addition, the Company had an accumulated deficit of $131,109 on June 30, 2024. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements for at least two years.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023.

The significant accounting policies disclosed in the Company’s audited 2023 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six-month period ended June 30, 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2024.

b.	Use of estimates for the preparation of financial statements:

The preparation of the unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates estimates, including those related to fair values of warrants, fair values of share-based awards, deferred taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Restricted cash:

Restricted cash is primarily invested in bank deposit and is used as security for the Company’s lease commitments. The following table provides a reconciliation of the cash and cash equivalents balances reported on the balance sheets and the cash, cash equivalents and restricted cash balances reported in the statements of cash flows:

	June 30,
	2023	2024
	Unaudited

Cash and cash equivalents, as reported on the balance sheets	$855	$2,763
Restricted cash, as reported on the balance sheets	834	-

Cash, cash equivalents, and restricted cash, as reported in the statements of cash flows	$1,689	$2,763

d.	Leases:

The Company determines if an arrangement meets the definition of a lease at the inception of the lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

Lease term may include options to extend or terminate the lease when it is reasonably certain that the Company would exercise that option. The Company elected to not recognize a lease liability ROU asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

Payments under the Company’s lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease ROU assets and liabilities.

Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Ordinary share warrants classification and measurement:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own shares and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

The Company has classified the Public and Private Warrants assumed during the Merger (see also note 5) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of comprehensive loss.

As of December 31, 2023 and June 30, 2024, the Company has 2,313,976 warrants classified as equity.

In addition, as of December 31, 2023 and June 30, 2024 the Company has 13,605,561 and 2,142,000 Public and Private Warrants, respectively, which are classified as a liability.

f.	Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Financial instruments consist among others of cash equivalents, short-term deposits, restricted deposits, prepaid expenses and other receivables, long term prepaid expenses, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short-term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs.

NOTE 3:- LEASE

The Company has entered into non-cancelable lease agreements for its offices and motor vehicles with lease periods expiring at various dates through May 2035.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2023	2024
	Unaudited

Operating lease cost	$475	$564
Variable lease cost	22	31

Total net lease costs	$497	$595

Supplemental balance sheet information related to operating leases is as follows:

	As of
	December 31, 2023	June 30, 2024
	Audited	Unaudited

Operating lease ROU assets	$8,363	$8,009
Operating lease liabilities, current	$1,062	$1,038
Operating lease liabilities, long-term	$6,604	$6,109
Weighted average remaining lease term (in years)	10.8	10.41
Weighted average discount rate	5.8%	5.92%

Minimum lease payments for the Company’s ROU assets over the remaining lease periods as of June 30, 2024, are as follows:

Operating leases
Unaudited

2024	$538
2025	1,023
2026	885
2027	865
2028	871
2029 and thereafter	5,680

Total undiscounted lease payments	9,862
Less: imputed interest	2,715

Present value of lease liabilities	$7,147

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:- LONG-TERM LOAN

In connection with financing the acquisition of a long-term leasehold on a plot of land in the Har Hotzvim Industrial Park in Jerusalem, the Company entered into agreements with Bank Leumi Le-Israel BM (the “Lender”), for: 1) a letter of credit in the amount of approximately NIS 7,904 ($2,054) to the benefit of the Israel Land Authority in September 2023, and 2) a long-term loan in the amount of approximately NIS 20,263 ($5,248) in October 2023. Both instruments are denominated in NIS and secured by deposits that the Company maintains at the Lender.

The long-term loan matures in a bullet payment due in September 2025, subject to any extensions as may be agreed with the Lender, and bears monthly interest at a spread of 0.46% below the NIS prime rate in Israel, which is 1.50% above the Bank of Israel lending rate.

The Company chose to use these financing instruments to close the acquisition of the long-term leasehold, pending its exploration of comprehensive long-term financing alternatives for the development of the land into a larger headquarters for the Company.

For the six month period ended June 30, 2024, the Company recorded interest expenses and currency exchange income in amount of $151 and $196, respectively.

NOTE 5:- WARRANTS LIABILITY

In March 2022, in conjunction with the Merger with HCCC, the Company issued 13,749,984 warrants to the public shareholders of HCCC (the “Public Warrants”) and 2,142,000 warrants to the sponsor of HCCC (the “Private Warrants”) in exchange for the surrender and cancellation of an identical number of warrants exercisable into common stock of HCCC. The Public Warrants and the Private Warrants may each be exercised into Ordinary shares of the Company within 5 years of the grant date, at an exercise price of $11.50, and are subject to certain redemption provisions at the Company’s option.

As of June 30, 2024, a total of 144,423 Public Warrants were exercised in previous years into 144,423 ordinary shares of the Company.

As of June 30, 2024, a total of 13,605,561 Public Warrants and 2,142,000 Private Warrants are outstanding.

Public Warrants

Each whole warrant will entitle the registered holder to purchase one Ordinary share. No fractional warrants will be issued and only whole warrants will trade. No warrant will be exercisable and the Company will not be obligated to issue an Ordinary share upon exercise of a warrant unless the Ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In no event is the Company required to net cash settle any warrant. During any period if the Company has failed to maintain an effective registration statement, warrant holders will be able to, until such time there is an effective registration statement, exercise their warrants on a “cashless basis.”

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	In whole and not in part;

●	At a price of $0.01 per warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	If, and only if, the closing price of the Ordinary shares equals or exceeds $18.00 per share (subject to standard adjustments) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:- WARRANTS LIABILITY (Cont.)

If the Company calls the warrants for redemption for cash the Company’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Company’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of Ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants.

The Private Warrants will not be redeemable by the combined company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the combined company and exercisable by such holders on the same basis as the Public Warrants. If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares of Ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the Ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice our warrant exercise is sent to the warrant agent.

NOTE 6:- FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and June 30, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023
	Level 1	Level 2	Level 3
	(Unaudited)

Warrants Liability – Public Warrants	$2,620	$-	$-
Warrant Liability – Private Warrants	-	-	977

Total	$2,620	$-	$977

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 6:- FAIR VALUE MEASUREMENTS (Cont.)

	June 30, 2024
	Level 1	Level 2	Level 3
	(Unaudited)

Warrants Liability – Public Warrants	$3,102	$-	$-
Warrant Liability – Private Warrants	-	-	953

Total	$3,102	$-	$953

The fair value of the Public Warrants is determined with reference to the prevailing market price for warrants that are trading on Nasdaq under the ticker DRTSW.

The Private warrants were valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private warrants is the expected volatility of the Ordinary shares. The expected volatility was implied from a blend of the Company’s own Ordinary share and Public Warrant pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

The Warrants to convertible preferred shares were converted into an identical number of warrants convertible into ordinary shares of the Company. After conversion the converted warrants were valued using a Black Scholes Option Pricing Model. The Black Scholes model’s primary unobservable input utilized in determining the fair value of the Warrants to convertible preferred shares is the expected volatility of the Ordinary shares. The expected volatility was implied from the Company’s own Ordinary shares and Public Warrants pricing, and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business.

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The change in the fair value of the Level 3 warrants liability is summarized below:

June 30, 2024
Unaudited

Beginning of period	$977
Change in fair value	(24)

End of period	$953

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Guarantees in the amount of $3,115 were issued by a bank to secure rent payments, leasehold commitments and future decommissioning requirements.

b.	The Company has received royalty-bearing grants from the IIA to finance its research and development programs in Israel, through which the Company received IIA participation payments in the aggregate amount of $5,445 through June 30, 2024. In return, the Company is committed to pay IIA royalties at a rate of 3-3.5% of future sales of the developed products, up to 100% of the amount of grants received plus interest at LIBOR rate. Through June 30, 2024, no royalties have been paid or accrued.

In addition, under the intellectual property purchase agreement with Althera, the Company assumed all of Althera’s liabilities towards the IIA totaling $474 of royalty-bearing grants received by Althera (plus accrued interest at LIBOR rate). The Company’s contingent royalty liability to the IIA on June 30, 2024, including grants received by the Company, grants assumed from Althera and the associated LIBOR interest accrued on all such grants, totaled $7,041.

c.	Under the February 2, 2016 intellectual property purchase agreement with Althera, the Company is obligated to pay Althera a fixed rate of 2% (plus VAT) of Company’s future gross revenues (as defined in the agreement) that are derived from the purchased intellectual property, up to a maximum amount of $1,500 (plus VAT), in the aggregate, with the potential to set off against certain payments made by the Company to the IIA.

d.	The Company also entered into intellectual property agreements with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University (“Ramot”) on April 21, 2016 and July 14, 2016, all as amended on May 5, 2019, pursuant to which the Company is obligated to pay Ramot a fixed royalty of 2.5% on net sales of all of the Company’s products (as defined in the agreement) by the Company and its affiliates, with no set maximum. The royalty will be payable as of the first commercial sale (as defined in the agreement), until the later of: 15 years; or until the last to expire of the patents or patent applications from research developed at Tel Aviv University and assigned to the Company, on a country-by-country, product-by-product basis. The Company is also obligated to pay a 7% royalty (and in no event less than 0.65% of the net sales of Company products sold by the Company’s licensees in a given year) on any royalties or revenues received by the Company from its licensees.

e.	Under an Operations Partner Agreement between the Company and services provider HekaBio K.K. of May 21, 2019, the Company makes certain payments to HekaBio K.K. in exchange for consulting and administrative services in Japan, as well as payments upon the achievement of certain clinical and regulatory milestones. In addition, if HekaBio K.K. successfully assists the Company in obtaining regulatory marketing approval of the Company’s products in Japan, then the Company is to grant to HekaBio K.K. options to acquire 271,588 of the Company’s ordinary shares at a price of $4.42 each, and to pay HekaBio K.K. a royalty of 3.5% of the reimbursement price (as defined in the agreement) of such products in Japan and 10% of revenues received by the Company from distribution receipts (as defined in the agreement) for such products in Japan. As of June 30, 2024, no such options were granted.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.	On November 18, 2018 and July 29, 2019, the Company entered into research and license agreements with BGN Technologies, the technology transfer company of Ben Gurion University (“BGN”), further amended on May 12, 2021, wherein the Company will wholly own any intellectual property that is developed jointly by Ben Gurion University and others (including the Company), and BGN will receive 0.75% royalties on all sales of the Company’s alpha radiation products, net of certain deductions and irrespective of the intellectual property underlying such sales, or 1.5% royalties on sales of products that contain intellectual property owned by Ben Gurion University, net of certain deductions. BGN will receive 4% of license revenues (as defined in the agreements) that relate to jointly developed intellectual property, and 8% of license revenues that relate to intellectual property developed solely by Ben Gurion University. The parties also agreed that the Company will continue to conduct research at Ben Gurion University for as long as the researchers wish to, and the parties have agreed on a research budget in good faith.

g.	On December 1, 2020, the Company entered into a clinical trial agreement with Cambridge University Hospitals NHS Trust, wherein Cambridge will receive 5% of any marginal increase in the Company’s net sales (all as defined in the agreement) generated on account of any patent or patent claim granted from the research performed in such trial, and 2% of the Company’s net sales (minus the aforementioned marginal increase payment) received for the treatment of Squamous Cell Carcinoma of the vulva, for three years from the date of first sale, world-wide.

h.	On August 16, 2022, the Company entered into a collaboration agreement with MIM Software, Inc. (“MIM”) to provide treatment planning software for clinical sites using the Alpha DaRT therapy. Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony® and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved. The agreement contemplates certain payments to MIM to be agreed between the parties upon initiating certain workstreams, as well as payments to MIM upon commercial sale of the Alpha DaRT bundled with MIM’s software products.

NOTE 8:- SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon their holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), and to participate in any distribution of dividends or any other distribution of the Company’s property, including the distribution of surplus assets upon liquidation.

b.	Share option plans:

The Company has authorized through its 2021 Share Incentive Plan (the “Plan”), an available pool of ordinary shares of the Company from which to grant options, RSUs or other equity compensation to officers, directors, advisors, management and other key employees of up to 20,979,410 Ordinary shares as of June 30, 2024. The equity compensation granted generally has a four-year vesting period and expires ten years after the date of grant, subject to the terms set forth in the Plan. Options granted under the Plan that are cancelled or forfeited before expiration become available for future grant.

As of June 30, 2024, 11,738,058 of the Company’s options are available for future grants.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the status of options under the Plan as of June 30, 2024 and changes during the relevant period ended on that date is presented below:

	Six months ended June 30, 2024 (unaudited)
	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted average remaining contractual life (years)

Outstanding at beginning of period	10,520,774	$5.03	$2,264	7.08
Granted	3,737,570	$3.73
Exercised	(22,602)	$1.10
Forfeited and cancelled	(90,745)	$5.78

Outstanding at end of period	14,144,997	$4.68	$1,673	7.40

Exercisable options	8,076,167	$4.80	$1,621	6.21

A summary of the status of RSUs under the Plan as of June 30, 2024 and changes during the relevant period ended on that date is presented below:

Number of RSU

Outstanding at beginning of year	813,268
Granted	686,127
Vested	(230,940)
Forfeited and cancelled	(3,890)

Outstanding at end of period	1,264,565

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2023 and 2024, was comprised as follows:

	Six months ended June 30,
	2023	2024
	Unaudited

Research and development	$2,536	$3,330
Marketing expenses	202	345
General and administrative	1,046	1,192

Total share-based compensation expense	$3,784	$4,867

As of June 30, 2024, there were unrecognized compensation costs of $16,277, which are expected to be recognized over a weighted average period of approximately 2.08 years.

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants to investors:

Upon completion of the Merger, the 3,880,777 warrants convertible into Preferred A Shares of the Company were converted into an identical number of warrants convertible into ordinary shares of the Company until September 2024 at an exercise price of $3.87.

As of June 30, 2024, a total of 2,313,976 such warrants are outstanding.

d.	Warrants to consultants:

In April 2016, 67,897 warrants to Ordinary shares were issued to a consultant for services received to be exercised within 7 years from grant date. In March 2023, 67,897 warrants were exercised into 67,897 Ordinary shares of no-par value for no consideration.

NOTE 9:- FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2023	2024
	Unaudited

Financial expenses:

Interest on loan	$-	$151
Remeasurement of warrants, net	2,164	458
Others	11	13

Total financial expenses	2,175	622

Financial income:

Foreign currency transaction income	220	430
Interest from deposits	1,934	2,324

Total financial income	2,154	2,754

Financial expenses (income), net	$21	$(2,132)

ALPHA TAU MEDICAL LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the Company’s basic and diluted net loss per Ordinary share:

	Six months ended June 30,
	2023	2024
	Unaudited
Numerator:
Net loss	$16,880	$15,350
Denominator:
Weighted-average shares used in computing net loss per Ordinary share, basic and diluted	69,262,381	69,789,717

Net loss per Ordinary share, basic and diluted	$0.24	$0.22

For the six months ended June 30, 2023 and 2024, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. As of June 30, 2023, and 2024 the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 30,556,667 and 33,471,100, respectively.

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